

November 12, 2010

Glade M. Knight
Chief Executive Officer
Apple REIT Eight, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re: Apple REIT Eight, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and**
> **June 30, 2010**
> **File No. 000-53175**

Dear Mr. Knight:

We have reviewed your response letter dated October 12, 2010, and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 23

1.   We have read and considered your response to comment one. We note that the Board of Directors is not required to approve each individual transaction that fall under existing relationships. However, it is unclear what is meant by "existing relationships". To enhance the transparency of your disclosure, please discuss the nature of these relationships or make reference to where details of these relationships are being discussed. Please provide us your proposed disclosure that you plan to include in future filings.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief